UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.


       In the Matter of
                                       CERTIFICATE PURSUANT
Arkansas Power & Light Company              TO RULE 24

       File No. 70-8001

Public Utility Holding Company

          Act of 1935


Arkansas Power & Light Company      Louisiana Power & Light Company
425 West Capitol Avenue             639 Loyola Avenue
Little Rock, Arkansas  72201        New Orleans, Louisiana  70113

Mississippi Power & Light Company   New Orleans Public Service Inc.
308 East Pearl Street               639 Loyola Avenue
Jackson, Mississippi  39201         New Orleans, Louisiana  70113

                       System Fuels, Inc.
                         350 Pine Street
                     Beaumont, Texas  77701


          This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that certain of the transactions proposed by Arkansas Power & Light Company ("AP&L") in the Application-Declaration on form U-1 in the above file, as amended, have been executed during the fourth quarter 1995 in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the order of the Securities and Exchange Commission ("Commission") with respect thereto dated June 13, 1995 (Release No. 70-8001).

          The following table describes the transactions that have been executed by Arkansas Power & Light ("AP&L") during the fourth quarter 1995.


                        Date         Expiration     Number of     Rent
Transaction/Party      Executed         Date        Railcars    Railcar/Mo.

Subleases

C&IM Railway           10/04/95        12/31/95        100          $450

Southern Pacific Lines 10/04/95        12/31/95        200          $440

Exhibits and Financial Statements

Leases: All executed leases are primarily in accordance with the Master Railcar Lease previously submitted.

          IN WITNESS WHEREOF, Arkansas Power & Light Company has caused this certificate to be executed this 10th day of January
1996.

                            Arkansas Power & Light Company
                            Louisiana Power & Light Company
                            Mississippi Power & Light Company
                            New Orleans Public Service Inc.


                            By:      /s/ William J. Regan, Jr.
                                    William J. Regan, Jr.
                                Vice President and Treasurer


                            System Fuels, Inc.


                            By:      /s/ William J. Regan, Jr.
                                    William J. Regan, Jr.
                                Vice President, Treasurer and
                                     Assistant Secretart